PROSPECTUS SUPPLEMENT
(To prospectus dated January 24, 2001)

                                  $355,000,000

[MARKEL CORPORATION LOGO]

                     Liquid Yield Option(TM) Notes due 2031
                            (Zero Coupon -- Senior)

                                ---------------

                                 The Offering:

      We are offering the LYONs at an issue price of $283.19 per LYON (28.319% of the principal amount at maturity). We will not pay interest on the LYONs prior to maturity unless contingent cash interest becomes payable. Instead, on June 5, 2031, the maturity date of the LYONs, a holder will receive $1,000 per LYON plus contingent additional principal, if any, as described below. The issue price of each LYON represents a yield to maturity of 4.25% per year calculated from June 5, 2001, excluding any contingent cash interest and any contingent additional principal. The LYONs will rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

                          Convertibility of the LYONs:

      Holders may convert their LYONs into 1.1629 shares of our common stock, subject to adjustment, only (1) if the sale price of our common stock issuable upon conversion of a LYON reaches specified thresholds, (2) during any period in which the credit rating of the LYONs is below a specified level, (3) if the LYONs are called for redemption, or (4) if specified corporate transactions have occurred. Our common stock currently trades on the New York Stock Exchange under the symbol "MKL." The last reported sale price of our common stock on the New York Stock Exchange on May 30, 2001 was $191.00 per share.

                           Contingent Cash Interest:

      We will pay contingent cash interest to the holders of LYONs during the six-month period commencing after June 5, 2006 and during any six-month period thereafter if the average market price of a LYON for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for such LYON. The contingent cash interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of the average market price of a LYON for the five trading day measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate. For United States Federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States Federal income tax considerations relevant to the LYONs beginning on page S-28.

                        Contingent Additional Principal:

      On June 5, 2002 and June 5, 2004, if the price of our common stock is at or below specified stock price thresholds based on a measurement period prior to that date, then contingent additional principal will accrue on the LYONs beginning on such date at a rate of either 0.50% or 1.00% per year for a period of two years, as more fully described in this prospectus supplement under the caption "Description of LYONs--Contingent Additional Principal." No contingent additional principal will accrue after June 5, 2006.

                                                         (Continue on next page)

(Continue from previous page)

          Purchase of the LYONs by Markel at the Option of the Holder:

      Holders may require us to purchase all or a portion of their LYONs on June 5, of 2002, 2004, 2006, 2011, 2016, 2021 and 2026 at the prices set forth in "Description of LYONs--Purchase of LYONs at the Option of the Holder." We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. In addition, upon a change in control of Markel occurring on or before June 5, 2006, holders may require us to purchase for cash all or a portion of their LYONs.

                Redemption of the LYONs at the Option of Markel:

      We may redeem for cash all or a portion of the LYONs at any time on or after June 5, 2006 at the prices set forth in "Description of LYONs--Redemption of LYONs at the Option of Markel".

      Investing in the LYONs involves risks, some of which are described in the "Risk Factors Relating" section beginning on page S-11 of this prospectus supplement.

                                ---------------

                                                          Per LYON    Total
                                                          --------    -----
     Public offering price............................... $283.19  $100,532,450
     Underwriting discount...............................   $6.37    $2,261,350
     Proceeds, before expenses, to Markel................ $276.82  $ 98,271,100

      The underwriter may also purchase up to an additional $53,000,000 aggregate principal amount at maturity of LYONs from Markel within 30 days from the date of this prospectus supplement to cover overallotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The LYONs will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 5, 2001.

                                ---------------

                              Merrill Lynch & Co.

                                ---------------

            The date of this prospectus supplement is May 30, 2001.

(TM)Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Note on Forward-Looking Statements.........................................  S-4
Summary....................................................................  S-5
Risk Factors............................................................... S-11
Use of Proceeds............................................................ S-13
Ratio of Earnings to Fixed Charges......................................... S-13
Capital Stock.............................................................. S-14
Description of LYONs....................................................... S-15
Certain United States Federal Income Tax Considerations.................... S-32
ERISA Considerations....................................................... S-36
Where You Can Find More Information........................................ S-37
Underwriting............................................................... S-38
Validity of the LYONs...................................................... S-39
Index of Defined Terms..................................................... S-40

                                   Prospectus

Markel Corporation..........................................................   2
Unaudited Pro Forma Condensed Financial Information.........................   2
Risk Factors................................................................   8
Note On Forward-Looking Statements..........................................   9
Ratio of Earnings to Fixed Charges..........................................  10
Use of Proceeds.............................................................  10
Description of Capital Stock................................................  10
Description of Warrants.....................................................  14
Description of Debt Securities..............................................  15
Plan of Distribution........................................................  24
Selling Security Holders....................................................  25
About This Prospectus.......................................................  26
Where You Can Find More Information about Markel............................  26
Incorporation of Information We File With the SEC...........................  26
Legal Matters...............................................................  27
Experts.....................................................................  27

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the securities we are offering and certain other matters relating to us and our financial condition. The second part, the prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the securities we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

      You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

                       NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference forward-looking statements. Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimate," "may," "intends," "plan," "will," "should" or "anticipates" or the negative thereof or similar expressions, or by discussions of strategy. We have based our forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

    . uncertainties and changes in government policy, regulatory policy, statutory law or case law with respect to our companies, brokers or customers which can impede our ability to charge adequate rates and efficiently allocate capital;

    .  the occurrence of man-made or natural catastrophic events;

    . the occurrence of significant changes in products or adverse changes in market conditions;

    . changing legal and social trends and the inherent uncertainties of the reserving process, including potential underwriting exposure to year 2000 claims;

    .  loss of the services of any of our executive officers;

    . initiatives underway at Markel International to reorganize business units and to evaluate reinsurance programs and exposures that could lead to additional changes and expense;

    . that Markel International will make steady progress towards underwriting profitability;

    . the impact of United States Federal income tax laws on our foreign subsidiaries;

    .  changing rates of inflation and other economic conditions;

    .  losses due to foreign currency exchange rate fluctuations;

    .  ability to collect reinsurance recoverables;

    .  changes in the availability, cost or quality of reinsurance;

    . developments in domestic and international financial markets that could affect our investment portfolios;

    . changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; and

    .  the effects of mergers, acquisitions and divestitures.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

                                    SUMMARY

      This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the Liquid Yield Option Notes due 2031 (the "LYONs"). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the LYONs and the tax and other considerations that are important to you in making a decision about whether to invest in the LYONs. You should also carefully review the "Risk Factors" to determine whether an investment in the LYONs is appropriate for you.

      References in this prospectus supplement to "Markel", "we", "us" and "our" are to Markel Corporation, and references to "Merrill Lynch" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the underwriter.

                               Markel Corporation

      We are a specialty property and casualty insurer. We market and underwrite specialty insurance products and programs to a variety of niche markets. In each of these markets, we seek to provide quality products and excellent customer service so that we can be a market leader. We operate in four distinct areas of the specialty insurance market:

    .  the excess and surplus lines market;

    .  the specialty admitted market;

    .  the London company market; and

    .  the Lloyd's market.

      Our financial goals are to earn consistent underwriting profits and superior investment returns to build shareholder value. We are a Virginia corporation headquartered at 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148, telephone number (804) 747-0136.

      On March 24, 2000, we acquired Terra Nova (Bermuda) Holdings Ltd., which has become our international division, now known as Markel International, and our existing U.S. operations became Markel North America. All of the financial information in this prospectus supplement includes the results of Markel International only since the date of acquisition.

                                  The Offering

LYONs.....................
                            $355,000,000 aggregate principal amount at maturity ($408,000,000 aggregate principal amount at maturity if Merrill Lynch exercises its overallotment option in full) of LYONs due June 5, 2031. We will not pay interest on the LYONs prior to maturity unless contingent cash interest becomes payable. Each LYON will be issued at a price of $283.19 per LYON and will have a principal amount at maturity, unless contingent additional principal is accrued, of $1,000 per LYON.

Maturity of LYONs.........  June 5, 2031.

Yield to Maturity of
LYONs.....................  4.25% per year (computed on a semi-annual bond equivalent basis) calculated from June 5, 2001, excluding any contingent cash interest and any contingent additional principal.

Ranking...................  The LYONs will be unsecured and unsubordinated indebtedness of Markel and will rank equally with Markel's other existing and future unsecured and unsubordinated indebtedness. See "Description of Debt Securities-Ranking of Debt Securities" in the accompanying prospectus. As of March 31, 2001, Markel Corporation had approximately $183 million of senior indebtedness and $150 million of subordinated indebtedness outstanding issued in connection with our trust preferred securities. After March 31, 2001, we increased our credit facility by $35 million. As of March 31, 2001, our subsidiaries had outstanding liabilities, including $175 million face amount of indebtedness.

Original Issue Discount...
                            We are offering the LYONs at an issue price significantly below the principal amount at maturity of the LYONs. The difference between the issue price and the principal amount at maturity of a LYON is referred to as original issue discount. This original issue discount will accrue daily at a rate of 4.25% per year beginning on June 5, 2001, calculated on a semi-annual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States Federal income tax purposes, will exceed the accrued original issue discount. See "Certain United States Federal Income Tax Considerations--Accrual of Interest on the LYONs."

Conversion Rights.........  For each LYON surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 1.1629 shares of our common stock. The conversion rate will be adjusted for reasons specified in the indenture but will not be adjusted for accrued original issue discount or contingent additional principal, if any. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount or contingent additional principal, if any. Instead, those amounts will be deemed paid by the shares of common stock received by the holder on conversion. See "Description of LYONs--Conversion Rights."

                            If, as of the last day of any calendar quarter beginning with the quarter ending September 30, 2001, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than a specified percentage (beginning at 120% and declining .08474% per quarter thereafter to approximately 110% on the last day of the quarter ending March 31, 2031) of the accreted conversion price per share of common stock on the last day of such quarter, then on and after the first day of the following quarter holders may surrender LYONs for conversion into shares of common stock. The accreted conversion price per share as of any day will equal the sum of the issue price of a LYON plus the accrued original issue discount and any accrued contingent additional principal to that day, with that sum divided by the number of shares of common stock issuable upon a conversion of a LYON.

                            Holders may also surrender a LYON for conversion when the credit rating assigned to the LYONs is Ba3 or lower by Moody's Investors Service, Inc. ("Moody's") or BB- or lower by Standard & Poor's Credit Market Services, a division of The McGraw-Hill Companies ("Standard & Poor's").

                            LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our common shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of LYONs--Conversion Rights." See "Certain United States Federal Income Tax Considerations" and "Description of LYONs-- Conversion Rights--Conversion Rights Upon Notice of Redemption."

Contingent Cash
Interest..................  We will pay contingent cash interest to the holders of LYONs during any six-month period from June 6 to December 5, and from December 6 to June 5, with the initial six-month period commencing after June 5, 2006, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a LYON to the day immediately preceding the relevant six-month period.

                            The contingent cash interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of the average market price of a LYON for the five trading day measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares issuable upon conversion of the LYONs at the then applicable conversion rate. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within that six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding such record date.

                            Contingent cash interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period, or if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest will accrue and be payable as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period on the payment date for the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent cash interest is paid and any contingent additional principal accrues.

Contingent Additional       On June 5, 2002 and June 5, 2004, if the price of
Principal.................  our common stock is at or below specified stock price thresholds based on a measurement period prior to that date, then contingent additional principal on the LYONs will accrue beginning on such date at a rate of either 0.50% or 1.00% per year (computed on a semi-annual bond equivalent basis) for a period of two years, in accordance with the schedule set forth below. The applicable measurement period prior to each date is the 30 consecutive trading days ending three trading days prior to June 5, 2002 and June 5, 2004, as the case may be, and the price of our common stock is based on the closing price on for at least 20 trading days during that 30 trading day period. No contingent additional principal will accrue after June 5, 2006.

                                                   June 5, 2002

               Stock Price Threshold                Contingent
     (expressed as a percentage of the accreted     Additional
           conversion price of the LYONs)           Principal   Adjusted Yield

   Equal to or less than 74% and greater than 72%      .50%          4.75%
             Equal to or less than 72%                 1.00%         5.25%

                                                   June 5, 2004

               Stock Price Threshold                Contingent
     (expressed as a percentage of the accreted     Additional
           conversion price of the LYONs)           Principal   Adjusted Yield

   Equal to or less than 78% and greater than 76%      .50%          4.75%
             Equal to or less than 76%                 1.00%         5.25%

                            The LYONs will be debt instruments subject to the
Tax Original Issue          United States Federal income tax contingent payment
Discount .................  debt regulations. You should be aware that, even if we do not pay any contingent cash interest on the LYONs, you will be required to include interest in your gross income for United States Federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 8.30% per year, computed on a semi-annual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount will accrue for United States Federal income tax purposes will exceed the stated yield of 4.25% for the accrued original issue discount and, if applicable, any adjusted yield resulting from accrued contingent additional principal.

                            You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Considerations."

Purchase of LYONs by
Markel at the Option of     Holders may require us to purchase all or a portion
the Holder................  of their LYONs on the following dates at the following prices (these prices would be increased by accrued contingent additional principal, if any):

                                  .  on June 5, 2002 for a price equal to
                                     $295.35 per LYON,

                                  .  on June 5, 2004 for a price equal to
                                     $321.27 per LYON,

                                  .  on June 5, 2006 for a price equal to
                                     $349.46 per LYON,

                                  .  on June 5, 2011 for a price equal to
                                     $431.24 per LYON,

                                  .  on June 5, 2016 for a price equal to
                                     $532.16 per LYON,

                                  .  on June 5, 2021 for a price equal to
                                     $656.69 per LYON, and

                                  .  on June 5, 2026 for a price equal to
                                     $810.36 per LYON.

                            We may choose to pay the purchase price in cash or in common stock (based on the prevailing market price thereof) or a combination of cash and common stock. See "Description of LYONs--Purchase of LYONs at the Option of the Holder."

                            Upon a change in control of Markel occurring on or
Change in Control.........  before June 5, 2006, each holder may require us to purchase all or a portion of such holder's LYONs for cash at a price equal to 100% of the issue price for such LYONs plus accrued original issue discount and contingent additional principal, if any, to the date of purchase. See "Description of LYONs--Change in Control Permits Purchase of LYONs at the Option of the Holder."

Redemption of LYONs at
the Option of Markel......  We may redeem all or a portion of the LYONs for cash at any time on or after June 5, 2006 at specified redemption prices. See "Description of LYONs--Redemption of LYONs at the Option of Markel."

Sinking Fund..............  None.

DTC Eligibility...........
                            The LYONs will be issued in book-entry form and will be represented by permanent global certificates without coupons deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of LYONs--Depositary DTC Procedures."

Use of Proceeds...........  The net proceeds of the offering will be used to repay or retire a portion of our outstanding debt, which may include repayment of outstanding amounts under our $300 million revolving credit facility, and for other general corporate purposes.

Listing...................
                            Markel does not intend to list the LYONs on any securities exchange.

Trading Symbol for our
Common Stock..............  Our common stock is traded on the NYSE under the symbol "MKL."

                                  RISK FACTORS

      Your investment in the LYONs involves risks. You should carefully consider the following discussion of risks before deciding whether an investment in the LYONs is suitable for you.

Risk Factors Relating to the LYONs

We expect that the trading value of the LYONs will be significantly affected by the price of our common stock and other factors.

      The market price of the LYONs is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the LYONs than would be expected for nonconvertible debt securities we issue. In addition, the LYONs have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of the common stock into which a LYON is otherwise convertible. These features could adversely affect the value of, and the trading prices for, the LYONs.

Certain provisions in our articles of incorporation, anti-takeover statutes of the State of Virginia and applicable insurance laws and regulations concerning change in control may deter potential acquirors and may depress our stock price.

      Our articles of incorporation as well as the anti-takeover statutes of the State of Virginia and applicable insurance laws and regulations concerning change in control contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Markel. See "Capital Stock" in this prospectus supplement and "Description of Capital Stock--Insurance Holding Company Regulations on Change of Control" in the accompanying prospectus.

Your yield may be lower than the yield on a standard debt security of comparable maturity.

      The amount we pay you may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior debt security of Markel with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The trading market for LYONs may be limited.

      The LYONs comprise a new issue of securities for which there is currently no public market. If the LYONs are traded, they may do so at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, the market prices for our common stock, our financial performance and other factors. The LYONs will not be listed on any securities exchange, and we do not know whether an active trading market will develop or be maintained for the LYONs. To the extent that an active trading market for the LYONs does not develop, their liquidity and trading price may be harmed.

You should consider the United States Federal income tax consequences of owning LYONs.

      The LYONs will be characterized as indebtedness of ours for United States Federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs.

      The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash or other property attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any of our common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States Federal income tax consequences of ownership of the LYONs is described in this prospectus supplement under the heading "Certain United States Federal Income Tax Considerations."

Risk Factors Relating to Markel

Because the risk profile of the business written and the reinsurance program of recent acquisitions is different from ours, we may incur additional charges.

      The risk profile of the business written and reinsurance programs of our recent acquisitions, Terra Nova and Gryphon, was not wholly consistent with those of our other operations. For example, each of Gryphon and Terra Nova historically wrote policies with large limits and purchased reinsurance to reduce the net retention to a smaller sum. Such reliance on reinsurance may create credit risk as a result of the reinsurer's inability or unwillingness to pay reinsurance claims when due. We have begun to implement policies to reduce this reliance on reinsurance in the future, but must still account for and collect reinsurance for business written prior to our acquisition. Deterioration in the credit quality of existing reinsurers or disputes over the terms of reinsurance could result in additional charges, which may impact our profitability.

Because loss reserves are estimates based upon historical experience and statistical data, there can be no assurances that the loss reserves for recent acquisitions are adequate and that there will not be any future impact on our financial performance.

      It has long been our policy to establish loss reserves at a level that we believe is more likely to prove redundant rather than deficient. Many other companies in the insurance industry establish loss reserves that are "adequate," often defined as the mid-point of an actuarially determined range, i.e., as likely to be too little as too much. When we acquire a company, we seek to apply our policy over time to the reserving practices of the acquired company. However, because loss reserve estimates are based on historical experience and statistical analyses, we often do not have sufficient information for a period of time following the date of an acquisition to implement this policy immediately. As we continue to gather information and obtain additional experience, we can better implement our approach and, depending on the relevant experience, this may result in additional charges to strengthen reserves.

Our ability to effectively manage the integration of Terra Nova is crucial to our future financial and operational success.

      The Terra Nova acquisition presented integration issues that we anticipated and are in the process of managing. We have downsized staff, discontinued unprofitable lines of business, integrated or replaced information systems and most importantly, instilled the "Markel Style," which is focused on underwriting profitability and superior investment returns to build shareholder value, in our continuing staff. This process is ongoing at Markel International and our ability to effectively manage these issues is crucial to our future financial and operational success. Although we have taken steps to identify and discontinue operations that are not sufficiently profitable, there may be additional business lines at Markel International which we will determine to discontinue in the future and for which we may need to incur additional charges. There can be no assurance as to the period of time necessary to complete such implementation or as to the effect on future operations.

Our ability to service our debt will be primarily dependent on dividend payments from Markel North America because Markel International will not be in a position to pay meaningful dividends for a period of time.

      Because we are a holding company that conducts all of our operations through subsidiaries, our ability to repay principal and interest on outstanding indebtedness is dependent on the level of investments held at our holding company and earnings and cash flow of our subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Due to its losses and expected capital needs, we do not expect that Markel International will be in a position to pay any meaningful dividends to us for a period of time and consequently our obligations must be met from investments on hand and dividends issued by Markel North America. If Markel North America were unable to declare dividends in sufficient amounts, either from a lack of funds or due to regulatory constraints, we might not be able to meet our debt obligations. We have not in the past and do not intend to declare cash dividends on our common shares.

                                USE OF PROCEEDS

      We intend to use the net proceeds from the sale of LYONs to repay or retire a portion of our outstanding debt, which may include repayment of outstanding amounts under our $300 million revolving credit facility, and for other general corporate purposes. Borrowings under this facility had a weighted average interest rate of approximately 6.2% as of March 31, 2001 and the facility has a maturity of September 30, 2003. Estimated proceeds from this offering will be approximately $98.1 million, after deducting the discount of the underwriter and other expenses of the offering. Net proceeds are expected to be approximately $112.8 million if the underwriter exercises its over-allotment option in full.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The 2000 and subsequent results we provide below include Terra Nova since its acquisition by us on March 24, 2000.

      The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years and for the three month period ended March 31, 2001.

                                       Three Months
                                          Ended       Year Ended December 31,
                                        March 31,   ---------------------------
                                           2001      2000   1999 1998 1997 1996
                                       ------------ ------- ---- ---- ---- ----
Ratio of earnings to fixed charges....     1.8          0.1 3.0  4.4  4.1  5.2
Deficiency in the coverage of fixed
 charges by earnings before fixed
 charges (000's)......................      --      $51,806  --   --   --   --

      The ratio of earnings to fixed charges is computed by dividing income from continuing operations before fixed charges by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

                                 CAPITAL STOCK

Terms of Our Common Stock

      Under our articles of incorporation, we are authorized to issue up to 50,000,000 shares of common stock, no par value and 10,000,000 preferred shares, no par value. As of March 16, 2001, there were 8,625,061 shares of common stock and no preferred shares outstanding. Our common stock is traded on the NYSE. For a description of our common stock, see "Description of Capital Stock--Common Shares" in the accompanying prospectus and our articles of incorporation, which are filed as an exhibit to the registration statement of which the accompanying prospectus is a part.

Common Stock Price Range

      Our common stock is listed on the New York Stock Exchange under the symbol "MKL." The following table sets forth the range of the high and low sale prices, as reported on the NYSE Composite Tape, for the periods indicated:

     Price Range                                                 High     Low
     -----------                                                ------- -------
     1999 (1)
       First Quarter........................................... $186.00 $160.00
       Second Quarter.......................................... $193.00 $174.00
       Third Quarter........................................... $192.00 $164.00
       Fourth Quarter.......................................... $182.06 $143.25
     2000 (1)
       First Quarter........................................... $171.00 $111.00
       Second Quarter.......................................... $154.50 $136.00
       Third Quarter........................................... $155.50 $140.00
       Fourth Quarter.......................................... $183.25 $133.50
     2001
       First Quarter........................................... $190.50 $159.75
       Second Quarter (through May 30, 2001)................... $207.47 $181.00

--------
(1) On March 24, 2000, we acquired Terra Nova and became the holding company for Markel North America, Inc., which prior to that date was named Markel Corporation. Prior to March 24, 2000, the price ranges set forth are the prices for Markel North America, Inc., whose common shares traded on the NYSE under the symbol "MKL" prior to the reorganization. Markel North America, Inc. merged into us as of March 31, 2001.

      On May 30, 2001, the reported last sale price of the common shares on the NYSE was $191.00 per share.

      The number of shareholders of record as of March 16, 2001 was 1,718.

Dividends

      Our current strategy is to retain earnings, permitting us to take advantage of expansion and acquisition opportunities. Consequently, we have never paid a cash dividend on our common shares and do not anticipate doing so in the future.

                              DESCRIPTION OF LYONS

      We will issue the LYONs as a separate series of securities issued under an indenture between Markel and The Chase Manhattan Bank, as trustee, to be dated as of June 5, 2001 and supplemented by a first supplemental indenture to be dated as of June 5, 2001 (together the "indenture"). The following summarizes some, but not all, of the provisions of the LYONs and the indenture. The LYONs are a series of debt securities as described in the accompanying prospectus. The following description supplements, and to the extent it is inconsistent, supercedes, the statements under "Description of Debt Securities" in the accompanying prospectus. We refer you to the accompanying prospectus for a description of the debt securities. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, which we urge you to read because they define your rights as a LYONs holder. As used in this description, the words "we," "us," "Markel," or "our" do not include any current or future subsidiary of Markel.

General

      The LYONs will be limited to $355,000,000 aggregate principal amount at maturity ($408,000,000 aggregate principal amount at maturity if the underwriter exercises the overallotment option in full). The LYONs will mature on June 5, 2031. At maturity of each LYON a holder will receive $1,000 plus accrued contingent additional principal, if any. The LYONs will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The LYONs are being offered at a substantial discount from their principal amount at maturity. Except as described below under "--Contingent Cash Interest", we will not make periodic payments of interest on the LYONs. Each LYON will be issued at an issue price of $283.19 per LYON. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will be calculated on a semi-annual bond equivalent basis at the yield to maturity of the LYONs, using a 360-day year comprised of twelve 30-day months. The expected issue date for the LYONs and the commencement date for the accrual of original issue discount will be June 5, 2001.

      The LYONs will be debt instruments subject to the contingent payment debt regulations. The LYONs will be issued with original issue discount for United States Federal income tax purposes. Even if we do not pay any contingent cash interest on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States Federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 4.25% for the accrued original issue discount and, if applicable any adjusted yield resulting from accrued contingent additional principal. See "Certain United States Federal Income Tax Considerations."

      The LYONs will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. See "Description of Debt Securities--Ranking of Debt Securities; Holding Company Structure" in the accompanying prospectus.

      Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON at our option will cause original issue discount, contingent cash interest, if any, and contingent additional principal, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

      LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. We will not charge a service fee for any registration of transfer or exchange of LYONs.

Conversion Rights

      Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. The initial conversion rate is 1.1629 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. LYONs may be submitted for conversion in multiples of $1,000 principal amount at maturity. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

      Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the following provisions, we will issue a press release and publish such information on our website.

      Conversion Rights Based on Common Stock Price. If, as of the last day of any calendar quarter beginning with the quarter ending September 30, 2001, the sale price (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than a specified percentage (beginning at 120% and declining .08474% per quarter thereafter to approximately 110% on the last day of the quarter ending March 31, 2031) of the accreted conversion price per share of common stock on the last day of such quarter, then on and after the first day of the following quarter holders may surrender LYONs for conversion into shares of common stock at any time at their option until the close of business on the business day immediately preceding June 5, 2031. If the LYONs become convertible pursuant to this provision, they will remain convertible regardless of future changes in the sales prices of our common stock. The accreted conversion price per share as of any day will equal the sum of the issue price of a LYON plus the accrued original issue discount to that day and any accrued contingent additional principal, with that sum divided by the number of shares of common stock issuable upon a conversion of a LYON (the "conversion trigger price").

      "Trading day" means a day during which trading in securities generally occurs on the NYSE or, if the common stock is not listed on the NYSE, on the principal other national or regional securities exchange on which the common stock is then listed or, if the common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation system or, if the common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which the common stock is then traded.

      The table below shows the conversion trigger price per share of our common stock for each of the first 20 quarters. These prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective quarter. Thereafter, the accreted conversion price per share of common stock increases each quarter by the accreted original issue discount for the quarter and the applicable percentage declines by .08474% per quarter. The conversion trigger price for the second calendar quarter of 2031 beginning April 1 is $938.92.

                                                                           (3)
                                                    (1)                Conversion
                                                 Accreted     (2)       Trigger
                                                Conversion Applicable    Price
Quarter*                                          Price    Percentage  (1) x (2)
--------                                        ---------- ----------  ----------
2001
 Fourth Quarter...............................   $246.86   120.00000%   $296.23
2002
 First Quarter................................   $249.46   119.91526%   $299.14
 Second Quarter...............................   $252.10   119.83052%   $302.09
 Third Quarter................................   $254.76   119.74578%   $305.06
 Fourth Quarter...............................   $257.46   119.66104%   $308.08
2003
 First Quarter................................   $260.17   119.57630%   $311.11
 Second Quarter...............................   $262.93   119.49156%   $314.18
 Third Quarter................................   $265.70   119.40682%   $317.27
 Fourth Quarter...............................   $268.52   119.32208%   $320.40
2004
 First Quarter................................   $271.35   119.23734%   $323.55
 Second Quarter...............................   $274.22   119.15260%   $326.74
 Third Quarter................................   $277.11   119.06786%   $329.95
 Fourth Quarter...............................   $280.05   118.98312%   $333.21
2005
 First Quarter................................   $283.00   118.89838%   $336.49
 Second Quarter...............................   $286.00   118.81364%   $339.81
 Third Quarter................................   $289.02   118.72890%   $343.15
 Fourth Quarter...............................   $292.08   118.64416%   $346.53
2006
 First Quarter................................   $295.16   118.55942%   $349.94
 Second Quarter...............................   $298.28   118.47468%   $353.39
 Third Quarter................................   $301.43   118.38994%   $356.86

--------
* This table assumes no events have occurred that would require an adjustment to the conversion rate. Also assumes that no contingent additional principal has accrued.

      Conversion Rights Based on Credit Ratings Downgrade. Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs is Ba3 or lower by Moody's or BB- or lower by Standard & Poor's. The LYONs will cease to be convertible pursuant to this paragraph during any period or periods in which all of the credit ratings are increased above such levels.

      Conversion Rights Upon Notice of Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      Conversion Rights Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which our shares of common stock would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of Markel or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a change in control, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "Change in Control Permits Purchase of LYONs at the Option of the Holder."

      In the event we elect to make a distribution described in the third or fourth bullet of the first paragraph under "Conversion Rate Adjustments" below which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if we provide that holders of LYONs will participate in the transaction without conversion or in certain other cases.

      Delivery of Common Stock. On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount, contingent additional principal, if any, or, except as described below, contingent cash interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

    . to satisfy our obligation to pay the principal amount at maturity of the LYON; and

    . to satisfy our obligation to pay accrued original issue discount, contingent additional principal, if any, and accrued tax original issue discount attributable to the period from the issue date through the conversion date.

      As a result, accrued original issue discount, contingent additional principal, if any, and accrued tax original issue discount are deemed to be paid in full rather than cancelled, extinguished or forfeited.

      If contingent cash interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such LYONs at the close of business on the accrual or record date will receive the contingent cash interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion. Such LYONs, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

      The conversion rate will not be adjusted for accrued original issue discount, contingent additional principal, if any, or any contingent cash interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      To convert a LYON into shares of common stock, a holder must:

    . complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

    .  surrender the LYON to the conversion agent;

    . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

    .  if required, pay all transfer or similar taxes.

Under the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

      Conversion Rate Adjustments. The conversion rate will be adjusted for:

    . dividends or distributions on our common stock payable in our common stock or other capital stock;

    . subdivisions, combinations or certain reclassifications of our common stock;

    . distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the sale price at the time; and

    . distributions to the holders of our common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than extraordinary cash dividends). "Extraordinary cash dividends" means the amount of any cash dividend or distribution that, together with all other cash dividends paid during the preceding 12-month period, are on a per share basis in excess of the sum of (i) 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or distribution, and (ii) the quotient of the amount of any contingent cash interest paid on a LYON during such 12-month period divided by the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the payment date of such contingent cash interest.

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the NYSE or such other national or regional exchange or market on which the securities are then listed or quoted.

      If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Markel or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction.

      Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend in the amount of:

    . a taxable distribution to holders of common stock that results in an adjustment of the conversion rate; or

    .  an increase in the conversion rate at our discretion.

      See "Certain United States Federal Income Tax Considerations-- Constructive Dividends."

Contingent Cash Interest

      Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of LYONs during any six-month period from June 6 to December 5 and from December 6 to June 5, with the initial six-month period commencing after June 5, 2006, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for such LYON to the day immediately preceding the first day of the applicable six-month period. See "Redemption of LYONs at the Option of Markel" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding such record date.

      During any period when contingent cash interest shall be payable, the contingent cash interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of the average market price of a LYON for the five trading day measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate.

      Contingent cash interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we do not pay a regular cash dividend on our common stock during the relevant six-month period on the payment date for the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid and any contingent additional principal accrues.

      Regular cash dividends mean quarterly or other periodic cash dividends on our common stock as declared by our Board of Directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends.

      The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

    . at least three such bids are not obtained by the bid solicitation agent; or

    . in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs, then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

      The bid solicitation agent will initially be The Chase Manhattan Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

      Upon determination that LYON holders will be entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and publish such information on our website as soon as practicable.

Contingent Additional Principal

      On June 5, 2002 and June 5, 2004, if the price of our common stock is at or below specified stock price thresholds based on a measurement period prior to that date, then contingent additional principal on the LYONs will accrue beginning on such date at a rate of either 0.50% or 1.00% per year (computed on a semi-annual bond equivalent basis) for a period of two years, in accordance with the schedule set forth below. The applicable measurement period prior to each date is the 30 consecutive trading days ending three trading days prior to June 5, 2002 and June 5, 2004, as the case may be, and the price of our common stock is based on the closing price for at least 20 trading days during that 30 trading day period. No contingent additional principal will accrue after June 5, 2006.

      In the event that any contingent additional principal accrues on the LYONs, the principal amount at maturity of the LYONs will exceed the initial principal amount at maturity of $1,000 per LYON. Contingent additional principal will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

      In the event that any contingent additional principal accrues on the LYONs, we will disseminate a press release containing this information. In addition, we will publish this information on our website or through such other comparable public medium as may be widely in use at that time. We will also notify the trustee under the indenture of any accrual of contingent additional principal and resulting increase in the principal amount at maturity per LYON on a periodic basis. Following receipt of such notice, the trustee will provide such information to The Depositary Trust Company for dissemination to its participants.

Purchase of LYONs at the Option of the Holder

      On June 5, of 2002, 2004, 2006, 2011, 2016, 2021 and 2026, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day immediately preceding the purchase date.

      The purchase price of a LYON will be as set forth below, plus, if applicable, accrued contingent additional principal:

    .  $295.35 per LYON on June 5, 2002;

    .  $321.27 per LYON on June 5, 2004;

    .  $349.46 per LYON on June 5, 2006;

    .  $431.24 per LYON on June 5, 2011;

    .  $532.16 per LYON on June 5, 2016;

    .  $656.69 per LYON on June 5, 2021; and

    .  $810.36 per LYON on June 5, 2026.

      The purchase prices shown above are equal to the issue price plus accrued original discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

    . whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

    . if we elect to pay in common stock, the method of calculating the market price of the common stock; and

    . the procedures that holders must follow to require us to purchase their LYONs.

      The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the business day immediately preceding the purchase date and must state:

    . the certificate numbers of the holder's LYONs to be delivered for purchase;

    . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

    . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

    . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

      (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

      (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

      If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date.

      The notice of withdrawal shall state:

    .  the principal amount at maturity of the LYONs being withdrawn;

    .  the certificate numbers of the LYONs being withdrawn; and

    . the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

      We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      The "market price" means the average of the sale prices of our common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day, or if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

      The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the NYSE on such other principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

      Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or by other appropriate means.

      Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we promptly will issue a press release and publish such information on our website.

      In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

    . listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

    . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

    . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of the LYONs, except as described in the paragraph above.

      In connection with any purchase offer, we will to the extent applicable:

    . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    .  file Schedule TO or any other required schedule under the Exchange
       Act.

      Our obligation to pay the purchase price of a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price of the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

      If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

      We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

Redemption of LYONs at the Option of Markel

      No sinking fund is provided for the LYONs. Prior to June 5, 2006, we cannot redeem the LYONs at our option. Beginning on June 5, 2006, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs.

      The table below shows the redemption prices of a LYON on June 5, 2006, at each June 5 thereafter prior to maturity and at stated maturity on June 5, 2031. These prices reflect the issue price plus accrued original issue discount to the redemption date and assume no contingent additional principal is payable. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                     (2)              (3)
                                     (1)       Accrued Original Redemption Price
Redemption Date               LYON Issue Price  Issue Discount     (1) + (2)
---------------               ---------------- ---------------- ----------------
June 5, 2006.................     $283.19          $ 66.27          $349.46
June 5, 2007.................     $283.19          $ 81.28          $364.47
June 5, 2008.................     $283.19          $ 96.93          $380.12
June 5, 2009.................     $283.19          $113.26          $396.45
June 5, 2010.................     $283.19          $130.29          $413.48
June 5, 2011.................     $283.19          $148.05          $431.24
June 5, 2012.................     $283.19          $166.57          $449.76
June 5, 2013.................     $283.19          $185.89          $469.08
June 5, 2014.................     $283.19          $206.04          $489.23
June 5, 2015.................     $283.19          $227.05          $510.24
June 5, 2016.................     $283.19          $248.97          $532.16
June 5, 2017.................     $283.19          $271.82          $555.01
June 5, 2018.................     $283.19          $295.66          $578.85
June 5, 2019.................     $283.19          $320.52          $603.71
June 5, 2020.................     $283.19          $346.45          $629.64
June 5, 2021.................     $283.19          $373.50          $656.69
June 5, 2022.................     $283.19          $401.70          $684.89
June 5, 2023.................     $283.19          $431.12          $714.31
June 5, 2024.................     $283.19          $461.80          $744.99
June 5, 2025.................     $283.19          $493.80          $776.99
June 5, 2026.................     $283.19          $527.17          $810.36
June 5, 2027.................     $283.19          $561.98          $845.17
June 5, 2028.................     $283.19          $598.28          $881.47
June 5, 2029.................     $283.19          $636.14          $919.33
June 5, 2030.................     $283.19          $675.63          $958.82

At stated maturity...........     $283.19          $716.81          $ 1,000

      If we redeem less than all of the outstanding LYONs, the trustee will select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata, based on the ownership thereof, or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

Change in Control Permits Purchase of LYONs at the Option of the Holder

      In the event of a change in control (as defined below) occurring on or prior to June 5, 2006 with respect to Markel, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price plus accrued original issue discount and contingent additional principal, if any, to the purchase date. We will be required to purchase the LYONs no later than 35 business days after the occurrence of such change in control. We refer to this date in this prospectus supplement as the "change in control purchase date."

      Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

    .  the events causing a change in control;

    .  the date of such change in control;

    .  the last date on which a holder may exercise the purchase right;

    .  the change in control purchase price;

    .  the change in control purchase date;

    .  the name and address of the paying agent and the conversion agent;

    .  the conversion rate and any adjustments to the conversion rate;

    . that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

    .  the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

    .  the certificate numbers of the LYONs to be delivered by the holder;

    . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

    . that we are to purchase the LYONs pursuant to the applicable provisions of the LYONs.

      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

    .  the principal amount at maturity of the LYONs being withdrawn;

    .  the certificate numbers of the LYONs being withdrawn; and

    . the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

      Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

      If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount and contingent cash interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

      Under the indenture, a "change in control" of Markel is deemed to have occurred at such time as:

    . any person, including its respective affiliates and associates, other than Markel, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

    . there shall be consummated any share exchange, consolidation or merger of Markel pursuant to which the common stock would be converted into cash, securities or other property in which the holders of our common stock and other capital stock with equivalent voting rights immediately prior to the share exchange, consolidation or merger, have, directly or indirectly, less than a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

      The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

    . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    .  file Schedule TO or any other required schedule under the Exchange
       Act.

      The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Markel. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

    .  to accumulate shares of our common stock;

    . to obtain control of Markel by means of a merger, tender offer, solicitation or otherwise; or

    . part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, a change in control purchase feature is a provision contained in other LYONs offerings that have been marketed by Merrill Lynch.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

      We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Events of Default and Acceleration

      The following are events of default for the LYONs:

    (1) default in payment of the principal amount at maturity, redemption price, purchase price or change in control purchase price or contingent additional principal, if any, with respect to any LYONs when such becomes due and payable;

    (2) default in payment of any contingent cash interest, which default continues for 30 days;

    (3) our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; or

    (4) (a) the failure of Markel or any subsidiary to make any payment by the end of any applicable grace period after maturity of indebtedness, which terms as used in the indenture means obligations (other than nonrecourse obligations) of Markel for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an aggregate principal amount in excess of $20,000,000 and continuance of such failure, or (b) the acceleration of Indebtedness because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (a) above, for a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding; however, if any such failure or acceleration referred to in (a) or (b) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

    (5) certain events of bankruptcy or insolvency affecting us.

      If an event of default with respect to any LYON has occurred and is continuing, the amount payable to a beneficial owner of a LYON upon any acceleration permitted by the LYONs, with respect to each LYON, will be the issue price of the LYON plus the original issue discount on the LYON accrued through the date of such acceleration, any accrued and unpaid contingent cash interest through the date of acceleration and any accrued contingent additional principal through the date of acceleration. If a bankruptcy proceeding is commenced in respect of us, the claim of the beneficial owner of a LYON may be limited, under Section 502(6)(2) of Title 11 of the United States Code, to the issue price of the LYON plus the original issue discount and any contingent cash interest and any contingent additional principal which has accrued as of the commencement of the proceeding.

      In case of default in payment of the LYONs, whether at the stated maturity or upon acceleration, from and after the maturity date the LYONs will bear interest, payable upon demand of their beneficial owners, at the rate of 4.25% per year, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the LYONs to the date payment of that amount has been made or duly provided for.

      The events of default set forth under "Description of Debt Securities-- Events of Default" in the accompanying prospectus are not applicable to the LYONs.

Modification

      In addition to those modifications that require the consent of each holder set forth under "Description of Debt Securities--Modification and Waivers" in the accompanying prospectus, the following modifications would require the consent of the holders of each outstanding LYON:

    . alter the manner or rate of accrual of original issue discount, contingent cash interest or contingent additional principal on any LYON;

    . make any LYON payable in money or securities other than that stated in the LYON;

    .  change the stated maturity of any LYON;

    . reduce the amount of principal payable upon acceleration of maturity of the LYONs, following a default;

    . reduce the percentage of holders of LYONs whose consent is needed to modify or amend the indenture;

    . reduce the principal amount at maturity, accrued original issue discount, contingent additional principal, if any, redemption price, purchase price or change in control purchase price with respect to any LYON;

    . make any change that affects the right of a holder to convert any LYON in any adverse manner;

    . make any change that adversely affects the right to require us to purchase a LYON;

    . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

    . change the provisions in the indenture that relate to modifying or amending the indenture.

      Markel may modify the indenture or the LYONs without the consent of the holders to cure any ambiguity, omission, defect or inconsistency, provided that such modification does not materially adversely affect the rights of any LYON holder.

Calculations in Respect of LYONs

      We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the average market prices of the LYONs and of our common stock and amounts of contingent cash interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Depositary

Description of the Global Securities

      Upon issuance, all LYONs will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for LYONs in definitive form, no global security may be transferred except as a whole by the depositary to its nominee or by such nominee of the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the LYONs represented by the global security for all purposes under the indenture. Except as provided below, the beneficial owners of the LYONs represented by a global security will not be entitled to have the LYONs registered in their names, will not receive or be entitled to receive physical delivery of the LYONs in definitive form and will not be considered the owners or holders of the LYONs including for purposes of receiving any reports delivered by Markel or the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      To ensure that notices of conversion and purchase at the option of a holder or upon a change in control of Markel (or any other notices or actions permitted or required to be taken by holders of LYONs under the indenture) are received by the paying agent by the times required, holders may need to give substantially earlier instructions to their broker or other intermediary. Different brokerage firms and intermediaries may have different cut-off times for accepting and implementing instructions from their clients. Therefore, you should consult with your broker and other intermediary, if applicable, as to applicable cut-off times, and other notice mechanics.

DTC Procedures

      The following is based on information provided by DTC.

      DTC will act as securities depositary for the LYONs. The LYONs will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the LYONs in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilities the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the LYONs under DTC's system must be made by or through direct participants, which will receive a credit for the LYONs on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the LYONs are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all LYONs deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of LYONs with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the LYONs; DTC's records reflect only the identity of the direct participants to whose accounts the LYONs are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the LYONs. Under its usual procedures, DTC mails an omnibus proxy to Markel as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the LYONs are credited on the record date.

      Principal and any contingent cash interest payments made in cash on the LYONs will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or Markel, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or contingent cash interest, if any, to DTC is the responsibility of Markel or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

Exchange for Certificated Securities

      If:

    . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days,

    . we execute and deliver to the trustee a company order to the effect that the global securities shall be exchangeable, or

    . an event of default under the indenture has occurred and is continuing with respect to the LYONs,

the global LYONs will be exchangeable for LYONs in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. The definitive LYONs will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global LYONs.

      DTC may discontinue providing its services as securities depositary with respect to the LYONs at any given time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, LYONs certificates are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, LYONs certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the LYONs will be made by the underwriter in immediately available funds. We will make all payments of principal and contingent cash interest, if any, in immediately available funds so long as the LYONs are maintained in book-entry form.

Governing Law

      The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

      This is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

      In particular, we do not address all of the tax consequences that may be relevant to an investor in LYONs. We do not address:

    . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

    . the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

    . U.S. Holders (as defined below) who hold the LYONs whose functional currency is not the United States dollar;

    . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

    . any federal, state, local or foreign tax consequences of owning or disposing of the common stock in to which the LYONs are convertible.

      Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

      A U.S. Holder is a beneficial owner of the LYONs who or which is:

    .  a citizen or individual resident of the United States, as defined in section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

    . a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

    . an estate if its income is subject to United States federal income taxation regardless of its source; or

    . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, may also be treated as U.S. Holders.

      A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder. We urge prospective investors that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the LYONs, including the application of United States federal withholding taxes.

      No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

      We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

      We have received an opinion from our counsel, McGuireWoods LLP, that the LYONs will be treated as indebtedness for United States Federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the LYONs

      Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs will be required to accrue interest income on the LYONs, as described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent cash interest payments actually received in that year.

      The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

    (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

    (2) divided by the number of days in the accrual period; and

    (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

      A LYONs issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any previously scheduled projected payments, as defined below, with respect to the LYONs (whether or not such projected payments were actually made).

      Based in part on the advice of McGuireWoods LLP, we intend to treat the term "comparable yield" as the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. For this purpose, contingent payments include both contingent cash interest and contingent additional principal. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 8.30%, compounded semi-annually. The precise manner of calculating the comparable yield is not absolutely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by the US. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by the US.

      The CPDI regulations require that we provide to U.S. Holders, solely for United States Federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent cash interest and an estimate for a payment at maturity taking into account the conversion feature.

      The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060.
Attention: Investor Relations.

      For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

      The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the LYONs for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

      Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

      If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

      If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

      Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to a U.S. Holder. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON on any date will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, scheduled to have been made through such date. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

      A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a U.S. Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

      If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

      For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Treatment of Non-U.S. Holders

      We intend to treat payments of contingent cash interest made to Non-U.S. Holders as subject to United States federal withholding tax. Therefore, we intend to withhold on such payments of contingent cash interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for the withholding tax or a portion thereof.

      All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than income or gain attributable to accrued contingent cash interest payments), will be exempt from United States federal income and withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881
(c) (3) (A) of the Code; (ii) the statement requirement set forth in section 871 (h) or section 881 (c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and (iv) our common stock continues to be actively traded within the meaning of section 871 (h) (4) (C) (v) (I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

      The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and such other information as the form may require.

      If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

      Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition or retirement of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States Federal income tax liability, provided that the required information is provided to the IRS.

                              ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code"), prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and Markel may be prohibited absent an exemption, each fiduciary, by its purchase of any LYONs on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the LYONs will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the LYONs and other securities. For further information on us and the LYONs, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions documents to which we refer you. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                                  UNDERWRITING

      Subject to the terms and conditions set forth in the underwriting agreement, dated May 30, 2001, between Markel and Merrill Lynch, the underwriter, we have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from us, $355,000,000 aggregate principal amount at maturity of the LYONs at a purchase price equal to the initial public offering price set forth on the front cover of this prospectus supplement, less a discount of $6.37 per $1,000 aggregate principal amount at maturity of LYONs.

      In the underwriting agreement, the underwriter has agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the LYONs being sold under the terms of the underwriting agreement if any of the LYONs are purchased.

      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in connection with those liabilities.

      The LYONs are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify its offer and to reject orders in whole or in part.

      The underwriter has advised us that it proposes initially to offer the LYONs to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price may change.

      The following table shows the per share and total public offering price, the underwriting discount to be paid by us to Merrill Lynch and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by Merrill Lynch of the overallotment option.

                                          Per LYON Without Option With Option
                                          -------- -------------- ------------
     Public offering price............... $283.19   $100,532,450  $115,541,520
     Underwriting discount...............   $6.37     $2,261,350    $2,598,960
     Proceeds, before expenses, to
      Markel............................. $276.82   $ 98,271,100  $112,942,560

      The expenses of the offering, exclusive of the underwriting discount, are estimated at $150,000 and are payable by us.

      The underwriter has previously marketed (and anticipates continuing to market) securities of issuers under the trademark "LYONs". The LYONs we are offering hereby contain certain terms and provisions that are different from such other previously marketed LYONs, the terms and provisions of which also vary. See "Description of LYONs".

Overallotment Option

      We have granted an option to the underwriter, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional $53,000,000 aggregate principal amount at maturity of LYONs at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriter may exercise this option solely to cover overallotments, if any, made on the sale of the LYONs offered hereby.

No Sales of Similar Securities

      We have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of Merrill Lynch, for a period of 90 days after the date of this prospectus supplement, offer, sell, contract to sell or otherwise dispose of any of our securities that are substantially similar to our common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities. The foregoing restriction does not apply to such activities pursuant to our employee stock purchase plans or employee stock option plans existing on May 30, 2001, or to our ability to sell the LYONs to Merrill Lynch pursuant to the underwriting agreement.

      Certain of our executive officers have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of Merrill Lynch, for a period of 90 days after the date of this prospectus supplement, offer, sell contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our common stock. or any options or warrants to purchase any of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock of Markel. The foregoing restriction does not apply to certain gifts and transfers by certain of our executive officers.

Price Stabilization and Short Positions

      Until the distribution of the LYONs is completed, rules of the SEC may limit the ability of the underwriter to bid for and purchase the LYONs. As an exception to these rules, the underwriter is permitted to engage in particular types of transactions that stabilize the price of the LYONs. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the LYONs or the shares of common stock.

      If the underwriter creates a short position in LYONs in connection with this offering, e.g., if it sells more LYONs than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing the LYONs in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the overallotment option described above.

      In general, purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

      Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the LYONs or the shares of common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that transactions, once commenced, will not be discontinued without notice.

                             VALIDITY OF THE LYONs

      The validity of the LYONs offered hereby will be passed upon for us by McGuireWoods LLP, and for the underwriter by Shearman & Sterling. Leslie A. Grandis, a partner in McGuireWoods LLP is Secretary and a member of the Board of Directors of our company. As of January 17, 2001, partners of McGuireWoods LLP owned 20,289 of our common shares, or less than 1% of our common shares outstanding on that date.

                             INDEX OF DEFINED TERMS

                                                                            Page
                                                                            ----
adjusted issue price....................................................... S-27
change in control.......................................................... S-20
change in control purchase date............................................ S-19
Code....................................................................... S-31
comparable yield........................................................... S-28
conversion trigger price................................................... S-11
contingent additional principal............................................ S-6 contingent cash interest................................................... S-4
depositary................................................................. S-22
ERISA...................................................................... S-31
extraordinary cash dividends............................................... S-13
LYONs...................................................................... S-3
market price............................................................... S-17
Markel..................................................................... S-3
Merrill Lynch.............................................................. S-3
Moody's.................................................................... S-4
net negative adjustment.................................................... S-28
net positive adjustment.................................................... S-28
Non-U.S. Holder............................................................ S-27
original issue discount.................................................... S-3
sale price................................................................. S-17
Standard & Poor's.......................................................... S-4
trading day................................................................ S-11
underwriter................................................................ S-32
U.S. Holder................................................................ S-2

PROSPECTUS

                                  $420,000,000

                               Markel Corporation

         Common Shares, Preferred Shares, Warrants, And Debt Securities

                                ---------------

      From time to time we may offer and sell common shares, preferred shares, warrants, and debt securities. We will provide specific terms of these securities in supplements to this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. You should read this prospectus and any supplement carefully before you invest.

      In addition, up to 321,060 of our common shares covered by this prospectus may be offered by selling security holders.

      Our common shares are traded on the New York Stock Exchange under the symbol "MKL."

                                ---------------

      Investing in our securities involves risks. See "Risk Factors" beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ---------------


                The date of this prospectus is January 24, 2001.

                               MARKEL CORPORATION

                                    General

      We market and underwrite specialty insurance products and programs to a variety of niche markets. In each of these markets, we seek to provide quality products and excellent customer service so that we can be a market leader. Our financial goals are to earn consistent underwriting profits and superior investment returns to build shareholder value.

      On March 24, 2000, we completed our acquisition of Terra Nova (Bermuda) Holdings Ltd. As a result, we realigned our operations with Terra Nova becoming our international division, Markel International, and our existing U.S. operations becoming Markel North America. We accounted for the acquisition as a purchase transaction and accordingly, we have included Markel International in our operating results since the date of acquisition.

      Markel North America includes the excess and surplus lines segment which is comprised of four underwriting units and the specialty admitted segment which consists of two underwriting units. The excess and surplus lines segment writes property and casualty insurance for nonstandard and hard-to-place risks including:

    .  catastrophe exposed property,

    .  professional liability,

    .  products liability,

    .  general liability,

    .  commercial umbrella and

    .  other coverages tailored for unique exposures.

      The specialty admitted segment writes risks that are unique and hard to place in the standard market but must remain with an admitted insurance company for marketing and regulatory reasons. These underwriting units write specialty program insurance for well-defined niche markets and personal and commercial property and liability coverages.

      Markel International includes two segments: the London Company Market and the Lloyd's Market. The London Company Market consists of the operations of Terra Nova Insurance Company Limited. The Lloyd's Market includes Markel Capital Limited, which is the corporate capital provider for four Lloyd's syndicates managed by Markel Syndicate Management Limited. Markel International's operating units write specialty property, casualty, marine and aviation insurance and reinsurance on a worldwide basis. The majority of Markel International's business comes from the United Kingdom and United States.

              Unaudited Pro Forma Condensed Financial Information

      The following unaudited pro forma condensed financial information is based on the historical consolidated statements of operations of Markel for the year ended December 31, 1999 and the nine months ended September 30, 2000 adjusted to give effect to the March 24, 2000 acquisition of Terra Nova assuming the acquisition had occurred on January 1, 1999. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable.

      We accounted for the acquisition of Terra Nova using the purchase method of accounting. We allocated the purchase price for the acquisition to tangible and identifiable intangible assets and liabilities based upon management estimates of their fair value with the excess of purchase price over fair value of net assets acquired allocated to goodwill and amortized over 20 years. For purposes of presenting pro forma results, we made no changes in revenues and expenses to reflect the results of any modification to operations that might have been made had the acquisition been consummated on the assumed effective date of the acquisition.

      The unaudited pro forma condensed financial information does not purport to represent what Markel's results of operations would actually have been had the acquisition in fact occurred on January 1, 1999 or to project Markel's results of operations for or at any future period or date.

                               MARKEL CORPORATION

            Pro Forma Condensed Consolidated Statement of Operations
                      Nine Months Ended September 30, 2000
                     (in thousands, except per share data)
                                  (Unaudited)

                                                                    Markel and
                               Markel     Terra Nova    Pro Forma   Terra Nova
                            (historical) (historical)* Adjustments  Pro Forma
                            ------------ ------------- -----------  ----------
OPERATING REVENUES
Earned premiums............   $655,344     $142,833     $      --    $798,177
Net investment income......    110,818       20,177        (1,769)A   129,226
Net realized losses from
 investment sales..........     (3,462)      (3,212)           --      (6,674)
Other......................        141        1,765            --       1,906
                              --------     --------     ---------    --------
Total operating revenues...    762,841      161,563        (1,769)    922,635
                              --------     --------     ---------    --------
OPERATING EXPENSES
Losses and loss adjustment
 expenses..................    511,883      148,119                   660,002
Underwriting, acquisition
 and insurance expenses....    236,295       54,078                   290,373
Amortization of intangible
 assets....................     15,979          672         4,937 B    21,588
                              --------     --------     ---------    --------
Total operating expenses...    764,157      202,869         4,937     971,963
                              --------     --------     ---------    --------
Operating loss.............     (1,316)     (41,306)       (6,706)    (49,328)
Interest expense...........     37,235        2,862         5,209 C    45,306
                              --------     --------     ---------    --------
Loss before income taxes...    (38,551)     (44,168)      (11,915)    (94,634)
Income taxes...............    (19,180)     (21,822)        3,754 D   (37,248)
                              --------     --------     ---------    --------
Loss from continuing
 operations................   $(19,371)    $(22,346)    $ (15,669)   $(57,386)
                              ========     ========     =========    ========
Loss from continuing
 operations per share:
  Basic....................   $  (2.85)          --            --    $  (7.87)
                              ========     ========     =========    ========
  Diluted..................   $  (2.85)          --            --    $  (7.87)
                              ========     ========     =========    ========
Weighted average shares:
  Basic....................      6,793           --            --       7,290
                              ========     ========     =========    ========
  Diluted..................      6,793           --            --       7,290
                              ========     ========     =========    ========

--------
* Represents the period from January 1, 2000 through March 23, 2000. Terra Nova was acquired by Markel Corporation on March 24, 2000 and is included in Markel's results of operations since that date.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations.

                               MARKEL CORPORATION

            Pro Forma Condensed Consolidated Statement of Operations
                          Year Ended December 31, 1999
                     (in thousands, except per share data)
                                  (Unaudited)

                                                                    Markel and
                                Markel     Terra Nova   Pro Forma   Terra Nova
                             (historical) (historical) Adjustments  Pro Forma
                             ------------ ------------ -----------  ----------
OPERATING REVENUES
Earned premiums............   $ 437,196    $ 585,281    $      --   $1,022,477
Net investment income......      87,681       93,829       (7,075)A    174,435
Net realized gains (losses)
 from investment sales.....        (897)      26,879           --       25,982
Other......................         341        3,016           --        3,357
                              ---------    ---------    ---------   ----------
Total operating revenues...     524,321      709,005       (7,075)   1,226,251
                              ---------    ---------    ---------   ----------
OPERATING EXPENSES
Losses and loss adjustment
 expenses..................     283,630      491,243           --      774,873
Underwriting, acquisition
 and insurance expenses....     156,703      273,875           --      430,578
Amortization of intangible
 assets....................       5,398        4,089       19,583 B     29,070
                              ---------    ---------    ---------   ----------
Total operating expenses...     445,731      769,207       19,583    1,234,521
                              ---------    ---------    ---------   ----------
Operating income (loss)....      78,590      (60,202)     (26,658)      (8,270)
Interest expense...........      25,150       12,400       21,557 C     59,107
                              ---------    ---------    ---------   ----------
Income (loss) before income
 taxes.....................      53,440      (72,602)     (48,215)     (67,377)
Income taxes...............      12,826      (37,628)      10,786 D    (14,016)
                              ---------    ---------    ---------   ----------
Income (loss) from
 continuing operations.....   $  40,614    $ (34,974)   $ (59,001)  $  (53,361)
                              =========    =========    =========   ==========
Income (loss) from
 continuing operations per
 share:
  Basic....................   $    7.27           --           --   $    (7.30)
                              =========    =========    =========   ==========
  Diluted..................   $    7.20           --           --   $    (7.30)
                              =========    =========    =========   ==========
Weighted average shares:
  Basic....................       5,585           --           --        7,312
                              =========    =========    =========   ==========
  Diluted..................       5,638           --           --        7,312
                              =========    =========    =========   ==========


See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations.

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                            1. Basis of presentation

      On March 24, 2000, Markel acquired Terra Nova. The Unaudited Pro Forma Condensed Statements of Operations and related Notes were prepared based on consideration to each Terra Nova shareholder of $13.00 in cash, .07027 of a Markel common share and .07027 of a Markel contingent value right (CVR). Consideration exchanged consisted of the following (in thousands, except per share data):

Cash.................................................................. $356,500
Markel common shares and Markel contingent value rights issued to
 Terra Nova shareholders (1,769 shares at $148.00 per share and 1,769 contingent value rights at $19.00 per right).........................  295,482
                                                                       --------
Total purchase consideration..........................................  651,982
Direct costs of acquisition...........................................    6,423
                                                                       --------
Total cost of acquisition.............................................  658,405
Less: Fair value of Terra Nova net tangible and identifiable intangible assets as of purchase date................................  356,097
                                                                       --------
Excess of cost over fair value of net assets acquired................. $302,308
                                                                       ========
The acquisition was funded as follows (in thousands):
Available cash........................................................ $117,923
Borrowings under $400 million credit facility.........................  245,000
Markel common shares and CVRs issued to Terra Nova shareholders.......  295,482
                                                                       --------
Total cost of acquisition............................................. $658,405
                                                                       ========

      The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations are provided to illustrate the effect of the acquisition on Markel and have been prepared using the purchase method of accounting. These unaudited pro forma financial statements reflect how the statements of operations for the year ended December 31, 1999 and for the nine months ended September 30, 2000 might have appeared had the acquisition of Terra Nova been consummated on January 1, 1999. Reclassifications of Terra Nova's historical financial statements have been made to conform with Markel's historical presentation.

                                 2. Adjustments

      The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1999 and for the nine months ended September 30, 2000 reflect adjustments which are explained below and are based on assumptions made by management. These adjustments are required to give effect to matters directly attributable to the acquisition. The explanations of these adjustments are as follows:

          (A) Reduction in net investment income due to net cash used in funding the transaction; the rate of return is calculated at 6%. The 6% rate of return is based on historical average yields for Markel's investment portfolio.

          (B) Excess of cost over fair value of net assets acquired is amortized on a straight line basis over 20 years. The estimated life of the business acquired was determined based on the value of the Lloyd's franchise, the investment portfolio's earning power and profitable books of business acquired, as well as the capital requirements and other barriers to entering the business acquired.

          (C) Interest on borrowed funds under revolving lines of credit is assumed to be 7.84% which is calculated as LIBOR plus 1.25% as specified in the credit facility. For the year ended December 31, 1999, a change of 1/8 percent in the interest rate would result in a change in interest expense and income (loss) from continuing operations of $0.3 million and $0.2 million before and after taxes, respectively. For the nine months ended September 30, 2000, a change of 1/8 percent in the interest rate would result in a change in interest expense and income (loss) from continuing operations of $0.2 million and $0.2 million before and after taxes, respectively. In addition, a fair value adjustment for Terra Nova's long term debt, based on an independent third party quote, is amortized over the remaining lives of those debt instruments.

          (D) Taxes on the reduction in net investment income and interest expense pro forma adjustments are calculated at an assumed 35% statutory rate. In addition, as a result of the merger, Terra Nova's operations will be subject to taxation in the United States. Taxes have been recorded for Terra Nova in accordance with United States tax regulations assuming the transaction had occurred on January 1, 1999.

                                  RISK FACTORS

      In addition to the matters addressed in the section entitled "Note On Forward-Looking Statements" and other information included or incorporated in this document, interested investors should consider the following risk factors in determining whether to purchase securities described in this prospectus.

Our Results may be Affected Because Actual Insured Losses Differ From Our Loss Reserves

      Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expense. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. As part of the reserving process, we review historical data and consider the impact of various factors such as:

    .  trends in claim frequency and severity,

    .  changes in operations,

    .  emerging economic and social trends,

    .  inflation and

    .  changes in the regulatory and litigation environments.

      This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates.

We may Experience Losses From Catastrophes

      Because we are a property and casualty insurance company, we frequently experience losses from catastrophes. Catastrophes may have a material adverse effect on operations. Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, hail, severe winter weather and fires. We cannot predict how severe a particular catastrophe may be until after it occurs. The extent of losses from catastrophes is a function of the total amount of losses incurred, the number of insureds affected, the frequency of the events and the severity of the particular catastrophe. Most catastrophes occur in small geographic areas. However, windstorms, hurricanes and earthquakes may produce significant damage in large, heavily populated areas.

We are Subject to Regulation by Insurance Regulatory Authorities which may Affect Our Ability to Implement Our Business Objectives

      Our insurance subsidiaries are subject to supervision and regulation by the insurance regulatory authorities in the various jurisdictions in which they conduct business. Regulation is intended for the benefit of policyholders rather than shareholders or holders of debt securities. Insurance regulatory authorities have broad regulatory, supervisory and administrative powers relating to solvency standards, licensing, policy rates and forms and the form and content of financial reports. Regulatory actions may affect our ability to implement our business objectives. Also, payment of dividends by our insurance subsidiaries may require prior regulatory notice or approval.

Our Investment Results may be Impacted by Changes in Interest Rates, Government Monetary Policies and General Economic Conditions

      We receive premiums from customers for insuring their risks. We invest these funds until they are needed to pay policyholder claims or until they are recognized as profits. Many of the policies we issue are denominated in foreign currencies. Fluctuations in the value of our investment portfolio can occur as a result of changes in interest rates, government monetary policies and general economic conditions. Our investment results may be impacted by these factors.

                       Note On Forward-Looking Statements

      This prospectus contains or incorporates by reference forward-looking statements. Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimate," "may," "intends," "plan," "will," "should" or "anticipates" or the negative thereof or similar expressions, or by discussions of strategy. We have based our forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including:

    . uncertainties and changes in government policy, regulatory policy, statutory law or case law with respect to our companies, brokers or customers which can impede our ability to charge adequate rates and efficiently allocate capital;

    .  the occurrence of man-made or natural catastrophic events;

    . changing legal and social trends and the inherent uncertainties of the reserving process;

    .  loss of the services of any of our executive officers;

    . initiatives underway at Markel International to reorganize business units and to evaluate reinsurance programs and exposures which could lead to additional changes and expense;

    .  the impact of US tax laws on our foreign subsidiaries;

    .  changing rates of inflation and other economic conditions;

    .  losses due to foreign currency exchange rate fluctuations;

    .  ability to collect reinsurance recoverables;

    .  changes in the availability, cost or quality of reinsurance;

    . developments in domestic and international financial markets that could affect our investment portfolios;

    . changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; and

    .  the effects of mergers, acquisitions and divestitures.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or in any supplement to this prospectus might not occur. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

                       RATIO OF EARNINGS TO FIXED CHARGES

      All of the information we provide below that corresponds to the years 1995 through the end of 1999 are based on the historical results of our predecessor, now known as Markel North America. The 2000 results we provide below include Terra Nova since its acquisition by us on March 24, 2000.

      The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years and for the nine month period ended September 30, 2000.

                                          Nine Months
                                             Ended     Year Ended December 31,
                                         September 30, ------------------------
                                             2000      1999 1998 1997 1996 1995
                                         ------------- ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges......        0.0    3.0  4.4  4.1  5.2  6.3
Deficiency in the coverage of fixed
 charges by earnings before fixed
 charges (000's)........................    $38,551     --   --   --   --   --

      The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

                                USE OF PROCEEDS

      Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of common shares, preferred shares, warrants or debt securities to repay or refinance our indebtedness, including our revolving credit agreement, to fund working capital and capital expenditures, and for other general corporate purposes, and for acquisitions. We will not receive any proceeds from the sale of common shares that may be offered by selling security holders, as defined in the section below entitled "Selling Security Holders."

                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital consists of 50,000,000 common shares, no par value, and 10,000,000 preferred shares, no par value. At December 31, 2000, 7,330,918 common shares were outstanding. At that date, no preferred shares were outstanding.

                                Preferred Shares

      Our preferred shares are issuable in one or more series from time to time at the direction of the board of directors. The board of directors is authorized, with respect to each series, to fix its:

    .  designation,

    . relative rights, including voting, dividend, conversion, sinking fund and redemption rights,

    . preferences, including with respect to dividends and on liquidation, and

    .  limitations.

      The board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. This right of issuance could be used as a method of preventing a party from gaining control of us.

                                 Common Shares

      Each holder of our common shares is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares voting on the matter at the meeting is required for shareholder approval. However, approval is required by the affirmative vote of more than two-thirds of all shares entitled to vote, whether or not represented at the meeting, in the case of major corporate actions, such as:

    .  a merger,

    .  a share exchange,

    .  the dissolution of Markel,

    .  an amendment to our articles of incorporation, or

    .  the sale of all or substantially all of our assets.

      These provisions, together with our ability to issue preferred shares with disproportionately high voting power could be used to, or have the effect of, preventing or deterring a party from gaining control of Markel, whether or not beneficial to public shareholders, and could discourage tactics that involve an actual or threatened change of control of Markel.

      Subject to the rights of any holders of our preferred shares, the holders of common shares are entitled to receive dividends when, as, and if declared by the board of directors out of funds legally available for that purpose and, in the event of liquidation, dissolution or winding up of Markel, to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to common shares. All common shares outstanding upon the consummation of any offering will be legally issued, fully paid and nonassessable.

      Our transfer agent and registrar for common shares is First Union National Bank.

                            Contingent Value Rights

      On March 24, 2000, we became a holding company for Markel North America, Inc. and completed our acquisition of Terra Nova (Bermuda) Holdings, Ltd., now called Markel International. We issued approximately 1.75 million Markel common shares and contingent value rights, paid approximately $325 million in cash to Markel International shareholders in the transaction and purchased 1.1 million Terra Nova shares for $31.1 million prior to the closing of the transaction.

      Each whole contingent value right we issued in the acquisition of Terra Nova represents the right, on September 24, 2002, if the rights have not previously been extinguished, to receive, in cash or our common shares, at our option, the amount, if any, by which the current market value, subject to a minimum or floor of $140.00 per share, of our common shares is less than $185.00 per share. The current market value is based upon a formula averaging market prices during 20 consecutive day trading periods during the 60 days ending on September 24, 2002. The rights will automatically be extinguished if the current market value of our common shares is $185 or more for any 20 consecutive trading days prior to September 24, 2002. The contingent value rights are issued under the Contingent Value Rights Agreement between us and a trustee, the form of which we have filed as an exhibit to this registration statement.

       Voting Rights with Respect to Extraordinary Corporate Transactions

      Under Virginia law, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business, if the proposed transaction is approved by more than two-thirds of all of the votes entitled to be cast on that matter. A merger or share exchange plan must be approved by each voting group entitled to vote separately on the plan by more than two-thirds of all the votes entitled to be cast on the plan by that voting group. The articles of incorporation may provide for a greater or lesser vote, but not less than a majority of all the votes cast on the transaction by each voting group entitled to vote on the transaction. Our articles of incorporation do not provide for a greater or lesser vote.

                             Anti-takeover Statutes

      Virginia law, except as to companies that elect not to be covered, prohibits the following business combinations between a Virginia corporation and any "interested shareholder:"

    .  mergers and statutory share exchanges;

    . material dispositions of corporate assets not in the ordinary course of business;

    . any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

    . any reclassification, including a reverse stock split, recapitalization or merger of the corporation with its subsidiaries that increases the percentage of voting shares beneficially owned by an interested shareholder by more than 5%.

      An interested shareholder is, among others, a person who is, or an affiliate who was within three years of the transaction, a beneficial owner of more than 10% of any class of the outstanding voting shares of the applicable corporation. In these cases, unless the affiliated transaction satisfies "fair price" criteria or comes within an applicable exemption, the affiliated transaction must be approved by the affirmative vote of a majority of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. We have not made any election in our articles not to be covered by this provision of the Virginia law.

      Under Virginia law, voting rights for "control shares" must be approved by a corporation's shareholders, not including the shares held by interested parties. "Control shares" are shares whose acquisition entitles the acquiror to between 1/5 and 1/3, between 1/3 and 1/2, or greater than 1/2 of a corporation's voting power. If a shareholder has acquired control shares with a majority of all voting power and these shares have been given voting rights, all other shareholders have dissenters' rights. Virginia law exempts from these provisions acquisitions where the corporation is a party to the governing agreement. We have not made any election not to be governed by these provisions of Virginia law. Our board of directors can elect not to be governed by these provisions at any time before four days after receipt of a control share acquisition notice.

           Insurance Holding Company Regulations on Change of Control

      We are regulated as an insurance holding company and are subject to state and foreign laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person may acquire any voting security of an insurance holding company which controls an insurance subsidiary, or merge with the holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

                            DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of debt securities, preferred shares or common shares. Warrants may be issued independently or together with debt securities, preferred shares or common shares offered by any prospectus supplement and may be attached to or separate from any of the offered securities. Each warrant will entitle the holder to purchase the principal amount of debt securities or number of shares of preferred stock or common stock, as the case may be, at the exercise price and in the manner specified in the prospectus supplement relating to those warrants. Warrants will be issued under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. If we offer warrants, we will file the warrant agreement relating to the offered warrants as an exhibit to, or incorporate it by reference in the registration statement of which this prospectus is a part.

      The prospectus supplement relating to a particular issue of warrants will describe the terms of the warrants, including the following:

    .  the title of the warrants;

    .  the offering price for the warrants, if any;

    .  the aggregate number of the warrants;

    . the designation and terms of the securities purchasable upon exercise of the warrants;

    . if applicable, the designation and terms of the securities with which the warrants are issued and the number of such warrants issued with each security;

    . if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

    . the principal amount of debt securities purchasable upon exercise of a warrant, if a debt warrant, and the price at which the principal amount of securities may be purchased upon exercise, which price may be payable in cash, securities, or other property;

    . the date on which the right to exercise the warrants commences and the date on which the right expires;

    . if applicable, the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

    . if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

    . the currency or currency units in which the offering price, if any, and the exercise price are payable;

    . if applicable, a discussion of material United States federal income tax considerations;

    . whether the debt warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

    .  information with respect to book-entry procedures, if any;

    . the currency or currency units in which the offering price, if any, and the exercise price are payable;

    .  the antidilution provisions of the warrants, if any;

    . the redemption or call provisions, if any, applicable to the warrants; and

    . any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

                         DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. The prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement.

      We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior unsecured obligations of ours issued in one or more series and referred to herein as the "senior debt securities," or subordinated unsecured obligations of ours issued in one or more series and referred to herein as the "subordinated debt securities." The senior debt securities and the subordinated debt securities are collectively referred to as the "debt securities."Debt securities will be issued pursuant to one or more written agreements, known as an "indenture," to be entered into by us and an independent third party, known as a "trustee," who will be legally obligated to carry out the terms of the indenture. We will issue our senior debt securities under a senior debt indenture and will issue our subordinated debt securities under a subordinated debt indenture. Together the senior debt indenture and the subordinated debt indentures are called "indentures." The Chase Manhattan Bank is the trustee under our senior indenture. The name of the trustee for our subordinated debt indenture will be set forth in the applicable prospectus supplement.

      We have summarized the principle terms and provisions that will be included in the indentures, unless provided otherwise in any applicable prospectus supplement. The summary is not complete. The form of senior debt indenture and the form of subordinated indenture are each filed as an exhibit to the registration statement of which this prospectus is a part. If we refer to particular provisions of an indenture, the provisions, including definitions of terms, are incorporated by reference as a part of this summary. Each indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable indenture for the provisions that may be important to you.

                                    General

      The indentures will not limit the amount of debt securities that we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any debt securities being offered, including, if applicable:

    . the designation, aggregate principal amount and authorized denominations;

    .  the maturity date or the method for determining the maturity date;

    . the interest rate, if any, and the method for calculating the interest rate and the date or dates from which interest will accrue;

    . the interest payment dates and the record dates for the interest payments;

    . any mandatory or optional redemption terms or prepayment, conversion, sinking fund, exchangeability or convertibility provisions;

    . the places, date or dates, and where the principal and interest will be payable or method for determining these, and any right we have to change the date on which principal is payable;

    . whether the debt securities will be issued in the form of global securities, as defined below in the subsection entitled "Global Securities," or certificates;

    . additional provisions, if any, relating to the defeasance and covenant defeasance of the debt securities;

    . whether the debt securities will be issuable in registered form, referred to as the "registered securities," or bearer form, referred to as the "bearer securities" or both and, if bearer securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of bearer securities;

    . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

    . if other than denominations of $1,000 or multiples of $1,000 for registered securities, or denominations of $5,000 for bearer securities, the denominations the debt securities will be issued in;

    . whether the debt securities will be senior debt securities or subordinated debt securities and, if subordinated debt securities, the subordination provisions and the applicable definition of "senior indebtedness;"

    .  any applicable material U.S. federal tax consequences;

    .  the dates on which premium, if any, will be payable;

    . our right, if any, to defer payment of interest and the maximum length of the deferral period;

    .  any listing on a securities exchange;

    . if convertible into our common shares or preferred shares, the terms on which the debt securities are convertible;

    .  the initial public offering price; and

    . other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the debt securities.

      If the purchase price of any debt securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the debt securities is payable in any currency other than U.S. dollars, the specific terms and other information with respect to the debt securities and the foreign currency will be specified in the applicable prospectus supplement.

      Debt securities may be issued as original issue discount securities, as defined in the indentures, to be sold at a substantial discount below their principal amount. Original issue discount securities may include "zero coupon" securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder thereof upon an acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the subordinated debt securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

      Under the indentures, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of that series or establish additional terms of that series, unless otherwise indicated in the applicable prospectus supplement.

                                   Covenants

      Under the indentures, we will be required to:

    . pay the principal, interest and any premium on the debt securities when due;

    .  maintain a place of payment;

    . deliver an officer's certificate to the applicable trustee within 120 days after the end of each fiscal year confirming our compliance with our obligations under the applicable indenture; and

    . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

      Any additional covenants will be described in the applicable prospectus supplement.

               Registration, Transfer, Payment and Paying Agent

      Unless otherwise indicated in a prospectus supplement, each series of debt securities will be issued in registered form only, without coupons. We may also issue debt securities in bearer form only, or in both registered and bearer form. Bearer securities will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than to the offices located outside the United States of some United States financial institutions. Purchasers of bearer securities will be subject to certification procedures and may be affected by limitations under United States tax laws. These procedures and limitations will be described in the prospectus supplement relating to the offering of the bearer securities.

      Unless otherwise indicated in a prospectus supplement, registered securities will be issued in denominations of $1,000 or any integral multiple thereof, and bearer securities will be issued in denominations of $5,000.

      Unless otherwise indicated in a prospectus supplement, the principal, premium, if any, and interest, if any, of or on the debt securities will be payable, and debt securities may be surrendered for registration of transfer or exchange, at an office or agency of the trustee in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any registered security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

      Unless otherwise indicated in a prospectus supplement, payment of principal of, premium, if any, and interest, if any, on bearer securities will be made, subject to any applicable laws and regulations, at the office or agency outside the United States as specified in the prospectus supplement and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement, payment of interest due on bearer securities on any interest payment date will be made only against surrender of the coupon relating to the interest payment date. Unless otherwise indicated in a prospectus supplement, no payment of principal, premium or interest with respect to any bearer security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; except that if amounts owing with respect to any bearer securities shall be payable in U.S. dollars, payment may be made at the corporate trust office of the applicable trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, but only if, payment of the full amount of the principal, premium or interest at all offices outside of the United States maintained for this purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

      Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

    . issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

    . register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

    . exchange any bearer security called for redemption, except to exchange the bearer security for a registered security of that series and like tenor that is simultaneously surrendered for redemption; or

    . issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be so repaid.

             Ranking of Debt Securities; Holding Company Structure

      The senior debt securities will be unsubordinated obligations of ours and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The subordinated debt securities will be obligations of ours and will be subordinated in right of payment to all existing and future senior indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of "senior indebtedness" applicable to the subordinated debt securities, and the approximate amount of the senior indebtedness outstanding as of a recent date.

      Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the debt securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Payment of dividends or advances from our insurance subsidiaries may require prior regulatory notice or approval. Holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

                               Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a "depositary" identified in the prospectus supplement relating to that series. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global debt security may not be transferred except as a whole (1) by the depositary to a nominee of the depositary, (2) by a nominee of the depositary to the depositary or another nominee of the depositary or (3) by the depositary or the nominee to a successor of the depositary or a nominee of the successor.

      The specific terms of the depositary arrangement with respect to a series of global debt securities and material limitations and restrictions relating to a series of global bearer securities will be described in the prospectus supplement.

                           Redemption and Repurchase

      The debt securities may be redeemable at our option, in whole or in part, or may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption price together with interest as set forth in the applicable prospectus supplement on notice given at least 20 days prior to the date of redemption. Senior debt securities may be subject to repurchase by us at the option of the holders upon the terms, at the times and at the price together with interest set forth in the applicable prospectus supplement.

      We must repay the senior debt securities at the option of the holders prior to the stated maturity date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the senior debt securities subject to repayment at the option of the holder will be subject to repayment:

    .  on the specified repayment dates; and

    . at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the repayment date.

      For any senior debt security to be repaid, the trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days prior to the date of repayment:

    . in the case of a certificated senior debt security, the certificated senior debt security and the form in the senior debt security entitled "Option of Holder to Elect Repayment" duly completed; or

    . in the case of a book-entry senior debt security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the holder will be irrevocable.

      Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry senior debt securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry senior debt securites or the global certificate representing the related book-entry senior debt securities, on the securities depositary's records, to the trustee.

                            Conversion and Exchange

      The applicable prospectus supplement will set forth the terms, if any, on which debt securities of any series are convertible into or exchangeable for our common shares, preferred shares, or other debt securities. The terms may include provisions for conversion or exchange, either mandatory, at the option of the holders or at our option.

     Absence of Limitation on Indebtedness and Liens; Absence of Event Risk
                                   Protection

      The applicable prospectus supplement will specify any prohibitions on the amount of indebtedness, guarantees or other liabilities that may be incurred by us and any prohibitions on our ability to create or assume liens on our property. Unless otherwise provided in a prospectus supplement, the indentures will not require the maintenance of any financial ratios, or specified levels of our net worth, revenues, income, cash flow or liquidity, and will not contain provisions which would give holders of the debt securities the right to require us to repurchase their debt securities in the event of a takeover, recapitalization or similar restructuring or change in control of Markel.

                    Consolidation, Merger and Sale of Assets

      Each indenture generally permits a consolidation or merger, subject to specified limitations and conditions, between us and another corporation. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation must assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. Unless otherwise indicated in the applicable prospectus supplement, we must also deliver an opinion of counsel to the applicable trustee affirming our compliance with all conditions in the applicable indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable indenture, and we will be relieved of our obligations under the applicable indenture and the debt securities issued under it.

                               Events of Default

      Unless otherwise specified in the applicable prospectus supplement, an event of default with respect to any debt securities will include:

    . default for a period of 60 days in payment of any interest with respect to any debt security of that series;

    . default in payment of principal or any premium with respect to any debt security of that series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

    . default in deposit of any sinking fund payment when due with respect to any debt security of that series for a period of 60 days;

    . default by us in the performance, or breach, of any other covenant or warranty in the applicable indentures other than a covenant or warranty included solely for the benefit of a series of debt securities other than that particular series, which continues for 90 days after notice to us by the applicable trustee or the holders of not less than a fixed percentage in aggregate principal amount of the debt securities of all series issued under the applicable indenture;

    .  specified events of bankruptcy, insolvency or reorganization of us;
       or

    . any other event of default that may be set forth in the applicable prospectus supplement, including, but not limited to, an event of default based on other debt being accelerated, or "cross-acceleration."

      No event of default with respect to any particular series of debt securities necessarily constitutes an event of default with respect to any other series of debt securities.

      Each indenture provides that if an event of default with respect to any series of debt securities issued under the indentures has occurred and is continuing, either the relevant trustee or the holders of at least a fixed percentage in principal amount of the debt securities of the series then outstanding may declare the principal amount, or if any debt securities of the series are original issue discount securities, a lesser amount as may be specified in the applicable prospectus supplement, of all of the debt securities of the series to be due and payable immediately. However, upon specified conditions, the declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of all series issued under the applicable indenture.

      The applicable prospectus supplement will provide the terms pursuant to which an event of default will result in an acceleration of the payment of principal of subordinated debt securities.

      In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any subordinated debt securities of any series, the applicable trustee, subject to specified limitations and conditions, may institute a judicial proceeding for collection.

      No holder of any of the debt securities of any series issued under any indenture has any right to institute any proceeding with respect to that indenture or any remedy under that indenture, unless the holders of at least a fixed percentage in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the applicable trustee to institute a proceeding as trustee, the applicable trustee has failed to institute a proceeding within 60 days after receipt of the notice and the applicable trustee has not within the 60-day period received directions inconsistent with the written request by holders of a majority in principal amount of the outstanding debt securities of the series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the debt security on or after the respective due dates expressed in the debt security.

      Subject to the provisions of the applicable indenture relating to the duties of the applicable trustee, if an event of default occurs and is continuing, the applicable trustee is not under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the applicable trustee reasonable security or indemnity. Subject to provisions concerning the rights of the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the applicable trustee with respect to that series.

      The applicable trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indentures at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the applicable trustee, or exercising any power conferred upon the applicable trustee, for any series of debt securities.

      We are required to furnish to the trustees annually a statement as to compliance with all conditions and covenants under the indentures.

                            Modification and Waivers

      From time to time, we, when authorized by resolutions of our board of directors, and the applicable trustee, without the consent of the holders of debt securities of any series, may amend, waive or supplement the indentures and the debt securities of the series for specified purposes, including, among other things:

    .  to cure ambiguities, defects or inconsistencies;

    . to provide for the assumption of our obligations to holders of the debt securities of the series in the case of a merger, consolidation, conveyance or transfer;

    . to add to our events of default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the debt securities of that series;

    . to add or change any provisions of the indenture to facilitate the issuance of bearer securities;

    . to establish the form or terms of debt securities of any series and any related coupons;

    .  to secure the debt securities of that series;

    . to maintain the qualification of the indentures under the Trust Indenture Act;

    . to make any change that does not adversely affect the rights of any holder;

    .  to appoint a successor trustee; or

    . to make provisions with respect to the conversion or exchange rights of holders.

      Other amendments and modifications of the indentures or the related debt securities may be made by us and the applicable trustee with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of each series that would be affected, with each series voting as a separate class; provided that no modification or amendment may, without the consent of the holder of each outstanding debt security that would be affected:

    . reduce the principal amount of, or change the stated maturity of the principal of, or reduce the rate or modify the calculation of the rate of interest of the debt securities or any additional amounts, or any premium payable upon the redemption or repayment or otherwise, or change our obligation to pay additional amounts;

    . reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity, or the amount provable in bankruptcy;

    . adversely affect the right of repayment at the option of any holder of the debt securities;

    . change the place of payment, currency in which the principal of, any premium or interest on, or any additional amounts with respect to debt securities are payable;

    . impair the right of any holder of the debt securities to institute suit for the enforcement of any payment on the debt securities or after the stated maturity, or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder of the debt securities, on or after the repayment date;

    . reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holder is required for any supplemental indenture, or the consent of whose holder is required for any waiver of specified defaults hereunder and their consequences provided for in the indentures;

    .  reduce the requirements of quorum or voting under the indentures;

    . make any change that adversely affects the right to convert or exchange any of the debt securities for capital stock or other securities in accordance with its terms; or

    . modify the above provisions, except as permitted by the applicable indenture.

      The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by us with specified restrictive provisions of the relevant indenture, including any other restrictive covenants, if any, that may be set forth in the applicable prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any debt securities of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage or by the holder of each outstanding debt security of the series affected.

                            Satisfaction; Discharge

      Except as described in this section, we may discharge all of our obligations to holders of the debt securities issued under the indentures, which debt securities have not already been delivered to the applicable trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the applicable trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding debt securities. However, some of our obligations under the indentures will survive, including with respect to the following:

    . remaining rights to register the transfer, conversion, substitution or exchange of debt securities of the applicable series;

    . rights of holders to receive payments of principal of, and any interest on, the debt securities of the applicable series, and other rights, duties and obligations of the holders of debt securities with respect to any amounts deposited with the applicable trustee; and

    . the rights, obligations and immunities of the applicable trustee under the applicable indenture.

                                   Defeasance

      We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

      Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

                                 Governing Law

      The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                             Regarding the Trustees

      The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in some cases or to realize on some property received by it in respect of those claims, as security or otherwise. Each trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if that trustee acquires any conflicting interest it must eliminate that conflict upon the occurrence of an event of default under the relevant indenture, or else resign.

      The Chase Manhattan Bank is the trustee under our senior indenture. We and some of our affiliates maintain banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which securities of ours and of some of our affiliates are outstanding. It has purchased, and is likely to purchase in the future, our securities and securities of our affiliates. The Chase Manhattan Bank administers its corporate trust business at 450 West 33rd Street, New York, New York 10001, Attention: Capital Markets Fiduciary Services.

                              PLAN OF DISTRIBUTION

      A prospectus supplement will set forth the terms of the offering of the securities offered by that prospectus supplement, including:

    . the name or names of any underwriters and the respective amounts of the securities underwritten or purchased by each of them;

    . the initial public offering price of those securities and the proceeds to us, if any, and any discounts, commissions or concessions allowed or paid to dealers;

    .  any securities exchanges on which those securities may be listed; and

    . the number of common shares to be sold by the selling security holders, as defined in the section below entitled "Selling Security Holders," if any.

      If underwriters are used in the sale of any securities, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase those securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of those securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

      The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us to the agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the portion of the aggregate principal amount of the particular securities that may be sold pursuant to those arrangements. Institutional investors to which offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions approved by us, if applicable. The obligations of any purchasers pursuant to delayed delivery and payment arrangements will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

      Securities offered other than our common shares may be a new issue of securities with no established trading market. Any underwriters to whom those securities are sold by us for public offering and sale may make a market in those securities, but those underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for those securities.

      Selling security holders, as described in the section below entitled "Selling Security Holders," may sell their common shares, and this prospectus may be delivered in conjunction with those sales. We will not receive any proceeds from the sale of common shares by the selling security holders.

      The selling security holders may sell their common shares in connection with one or more offerings of common shares by Markel as described in the applicable prospectus supplement. The selling security holders and any underwriters, broker-dealers or agents that participate with the selling security holders in the distribution of their common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of any common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      The selling security holders will be subject to the applicable provisions of the Securities Exchange Act, and the rules and regulations under it, including the applicable provisions of Regulation M. Regulation M may restrict specified activities of the selling security holders and may limit the timing of purchases and sales of any common shares by the selling security holders. Also, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of that distribution, subject to specified exceptions or exemptions.

      Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

                            SELLING SECURITY HOLDERS

      The following table sets forth, as of January 18, 2001, information on common share ownership by the selling security holders which in each case represents all the common shares beneficially owned by each selling security holder, other than with respect to Donaldson, Lufkin & Jenrette Securities Corporation, which will own 440 common shares after the sale of the common shares covered by this prospectus. The registration of the selling security holders' common shares does not necessarily mean that the selling security holders will offer or sell any of their shares.

                                                   Common Shares
                                                   Beneficially
                                                    Owned Prior  Common Shares
                                                      to This     Offered for
Name of Selling Security Holders (1)                Offering(2)      Sale
------------------------------------               ------------- -------------
DLJMB Overseas Partners, C.V. ....................    142,339       142,339
DLJ International Partners, C.V. .................     67,748        67,748
DLJ Offshore Partners, C.V. ......................      3,927         3,927
DLJ First ESC L.P. ...............................     37,666        37,666
DLJ Merchant Banking Funding, Inc. ...............     60,622        60,622
Donaldson, Lufkin & Jenrette Securities
 Corporation......................................      9,198         8,758

--------
(1) The address of the selling security holders is c/o CSFB Private Equity, 277 Park Avenue, New York, New York 10172.
(2) In accordance with the SEC's rules, beneficial ownership means voting and investment power with respect to the common shares shown in the table.

      Donaldson, Lufkin & Jenrette, an affiliate of the selling security holders, has performed investment banking services for Markel and its subsidiary Terra Nova (Bermuda) Holdings Ltd., which Markel acquired in March 2000. Before Markel's acquisition of Terra Nova, two members of the board of directors of Terra Nova were Managing Directors of Donaldson, Lufkin & Jenrette or one or more of its affiliates. Donaldson, Lufkin & Jenrette served as financial advisors to Terra Nova and rendered an opinion to the Terra Nova board of directors regarding the fairness to Terra Nova shareholders of the consideration to be received in connection with Markel's acquisition of Terra Nova. Markel, the selling security holders and other Terra Nova shareholders entered into a registration rights agreement covering the Markel common shares and other securities received in connection with Markel's acquisition of Terra Nova. The common shares of the selling security holders are being registered pursuant to their "piggyback" registration rights under that registration rights agreement.

                             ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $420,000,000. In addition, the selling security holders may sell up to 321,060 of our common shares. This prospectus provides you with a general description of the securities we or the selling security holders may offer. Each time we or the selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information About Markel."

                WHERE YOU CAN FIND MORE INFORMATION ABOUT MARKEL

      We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048, or over the Internet at the SEC's home page at http://www.sec.gov.

      Our common shares are listed on the New York Stock Exchange under the symbol "MKL." Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 30 Broad Street, New York, NY 10005.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made by Markel Corporation with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus:

      Markel Corporation, formerly Markel Holdings, Inc., SEC filings, file no. 001-15811:

          1. Our Annual Report on Form 10-K for the year ended December 31,
    1999;

          2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 (as amended by Form 10-Q/A on November 13, 2000);

         3. Our Current Reports on Form 8-K dated March 24, 2000, April 14, 2000, June 2, 2000, and June 14, 2000;

         4. The description of our capital stock contained in our Form 8-A filed on April 7, 2000 under Section 12(b) of the Securities Exchange Act of 1934; and

         5. The description of our contingent value rights contained in our Form S-4 filed on February 7, 2000 under the Securities Act of 1933 (Registration No. 333-88609).

     Markel Corporation, now Markel North America, Inc., SEC filings, file no. 1-13051:

         1. Annual Report on Form 10-K for the year ended December 31, 1999.

     Terra Nova (Bermuda) Holdings Ltd., acquired on March 24, 2000, SEC filings, file no. 1-13834:

         1. Annual Report on Form 10-K for the year ended December 31, 1999.

         2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000; and

         3. Current Reports on Form 8-K filed on April 10, 2000, April 21, 2000, and May 5, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations, Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060, telephone: (804) 747-0136, or e-mail Bruce Kay, Vice President of Investor Relations at bkay@markelcorp.com.

                                 LEGAL MATTERS

     The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by McGuireWoods LLP, Richmond, Virginia. Leslie A. Grandis, a partner in McGuireWoods LLP is Secretary and a member of the Board of Directors of our company. As of January 17, 2001, partners of McGuireWoods LLP owned 26,923 of our common shares, or less than 1% of our common shares outstanding on that date.

                                    EXPERTS

     The consolidated financial statements of Markel Corporation, now Markel North America, as of December 31, 1999 and December 31, 1998 and for each of the years in the three-year period ended December 31, 1999 and the financial statements of Markel Holdings, Inc., now Markel Corporation, as of December 31, 1999 and for the period from August 25, 1999, inception, through December 31, 1999 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Terra Nova (Bermuda) Holdings, Ltd. as of December 31, 1999 and December 31, 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein in reliance upon the report of PricewaterhouseCoopers, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

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                                  $355,000,000



[MARKEL CORPORATION LOGO]


                     Liquid Yield Option(TM) Notes due 2031
                            (Zero Coupon -- Senior)

                       --------------------------------

                             PROSPECTUS SUPPLEMENT

                       --------------------------------


                              Merrill Lynch & Co.


                                  May 30, 2001

                   (TM)Trademark of Merrill Lynch & Co., Inc.

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